# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OmniAB, Inc., CIK 0001846253
CUSIP: 68218J103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5980 Horton Street, Suite 600, Emeryville, California (CA), 94608
Date of event which requires filing of this statement: 06/12/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002075484

## Reporting persons
- Ash X LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 5,414,204; shared voting power 0; sole dispositive power 5,414,204; shared dispositive power 0; aggregate amount beneficially owned 5,414,204 (4.4% of the class)
- RLG GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 5,414,204; shared voting power 0; sole dispositive power 5,414,204; shared dispositive power 0; aggregate amount beneficially owned 5,414,204 (4.4% of the class)
- RLG Capco II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,085,960; shared voting power 0; sole dispositive power 1,085,960; shared dispositive power 0; aggregate amount beneficially owned 1,085,960 (0.9% of the class)
- Robert Goldstein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 6,500,164; shared voting power 0; sole dispositive power 6,500,164; shared dispositive power 0; aggregate amount beneficially owned 6,500,164 (5.3% of the class)

## Item 1. Issuer
Name of issuer: OmniAB, Inc.
Address of issuer's principal executive offices: 5980 Horton Street, Suite 600, Emeryville, California, 94608

## Item 2. Person Filing
Name of person filing: (i) Ash X LP ("Ash X"), (ii) RLG GP LLC ("RLG GP"), (iii) RLG Capco II LLC ("RLG Capco II"), and (iv) Robert Goldstein (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: For each of the Reporting Persons: 825 Third Avenue, Floor 17, New York, New York 10022.
Citizenship: (i) Ash X is a Delaware limited partnership, (ii) RLG GP is a Delaware limited liability company, (iii) RLG Capco II is a Delaware limited liability company, and (iv) Robert Goldstein is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Ash X is the direct holder and beneficial owner of 5,414,204 shares of Common Stock, par value $0.0001 per share ("Common Stock") of OmniAB, Inc. (the "Issuer"). As the General Partner of Ash X, RLG GP may be deemed to exercise voting and investment power over such shares of Common Stock of the Issuer directly held by Ash X and thus may be deemed to beneficially own such shares of Common Stock. As the Managing Member of RLG GP, Robert Goldstein may be deemed to exercise voting and investment power over such shares of Common Stock of the Issuer directly held by Ash X and thus may be deemed to beneficially own such shares of Common Stock. RLG Capco II is the direct holder and beneficial owner of 1,085,960 shares of Common Stock of the Issuer. As the Manager of RLG Capco II, Robert Goldstein may be deemed to exercise voting and investment power over such shares of Common Stock of the Issuer held directly by RLG Capco II and thus may be deemed to beneficially own such shares of Common Stock.
Percent of class: As of the date hereof, Ash X and RLG GP may each be deemed to beneficially own approximately 4.4% of the shares of Common Stock of the Issuer outstanding. As of the date hereof, RLG Capco II may be deemed to beneficially own approximately 0.9% of the shares of Common Stock of the Issuer outstanding. As of the date hereof, Robert Goldstein may be deemed to beneficially own approximately 5.3% of the shares of Common Stock of the Issuer outstanding. Such percentages are based on 122,335,336 shares of Common Stock outstanding as of May 1, 2025, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025.
Sole power to vote or to direct the vote: As of the date hereof, Ash X and RLG GP may each be deemed to have sole power to vote or to direct the vote of 5,414,204 shares of Common Stock of the Issuer. As of the date hereof, RLG Capco II may be deemed to have sole power to vote or to direct the vote of 1,085,960 shares of Common Stock of the Issuer. As of the date hereof, Robert Goldstein may be deemed to have sole power to vote or to direct the vote of 6,500,164 shares of Common Stock of the Issuer.
Shared power to vote or to direct the vote: As of the date hereof, each of the Reporting Persons may be deemed to have shared power to vote or to direct the vote of 0 shares of Common Stock of the Issuer.
Sole power to dispose or to direct the disposition: As of the date hereof, Ash X and RLG GP may each be deemed to have sole power to dispose or to direct the disposition of 5,414,204 shares of Common Stock of the Issuer. As of the date hereof, RLG Capco II may be deemed to have sole power to dispose or to direct the disposition of 1,085,960 shares of Common Stock of the Issuer. As of the date hereof, Robert Goldstein may be deemed to have sole power to dispose or to direct the disposition of 6,500,164 shares of Common Stock of the Issuer.
Shared power to dispose or to direct the disposition: As of the date hereof, each of the Reporting Persons may be deemed to have shared power to dispose or to direct the disposition of 0 shares of Common Stock of the Issuer.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The disclosure regarding the relationship between the Reporting Persons in Item 4 is incorporated by reference herein.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Ash X LP: /s/ Robert Goldstein, Robert Goldstein/Managing Member, RLG GP LLC, its General Partner (07/01/2025)
- RLG GP LLC: /s/ Robert Goldstein, Robert Goldstein/Managing Member (07/01/2025)
- RLG Capco II LLC: /s/ Robert Goldstein, Robert Goldstein/Manager (07/01/2025)
- Robert Goldstein: /s/ Robert Goldstein, Robert Goldstein/Self (07/01/2025)